Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135
April 29, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re: Diamond Resorts Corporation Registration Statement on Form S-4
Ladies and Gentlemen:
     Diamond Resorts Corporation, a Maryland corporation (the “Company”), Diamond Resorts Parent, LLC, a Nevada limited liability company (“Parent”), Diamond Resorts Holdings, LLC, a Nevada limited liability company (“Holdings”), and each of the subsidiaries of the Company set forth on Schedule 1 attached hereto (the “Subsidiaries” and together with the Company, Parent and Holdings, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:
1. The Registrants have not entered into any arrangement or understanding with any person to distribute the 12% Senior Notes due 2018 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.
3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
4. The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-

making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.
5. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds outstanding notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such outstanding notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.
6. The Registrants will require the exchange offeree to represent to the following additional provisions:
     (a) If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.
     (b) If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such outstanding notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
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Very truly yours,
DIAMOND RESORTS PARENT, LLC
By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Financial Officer

DIAMOND RESORTS HOLDINGS, LLC
By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Financial Officer

DIAMOND RESORTS CORPORATION
By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Financial Officer

SUBSIDIARIES (as listed on Schedule 1 attached hereto)
By:	Diamond Resorts Corporation, as indirect parent of each of the Subsidiaries listed on Schedule 1 attached hereto

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Financial Officer

SCHEDULE 1
SUBSIDIARIES
AKGI-St. Maarten N.V.
Chestnut Farms, LLC
Cumberland Gate, LLC
Diamond Resorts California Collection Development, LLC
Diamond Resorts Centralized Services Company
Diamond Resorts Citrus Share Holding, LLC
Diamond Resorts Coral Sands Development, LLC
Diamond Resorts Cypress Pointe I Development, LLC
Diamond Resorts Cypress Pointe II Development, LLC
Diamond Resorts Cypress Pointe III Development, LLC
Diamond Resorts Daytona Development, LLC
Diamond Resorts Developer and Sales Holding Company
Diamond Resorts Epic Mortgage Holdings, LLC
Diamond Resorts Fall Creek Development, LLC
Diamond Resorts Finance Holding Company
Diamond Resorts Financial Services, Inc.
Diamond Resorts Grand Beach I Development, LLC
Diamond Resorts Grand Beach II Development, LLC
Diamond Resorts Greensprings Development, LLC
Diamond Resorts Hawaii Collection Development, LLC
Diamond Resorts Hilton Head Development, LLC
Diamond Resorts International Club, Inc.
Diamond Resorts International Marketing, Inc.
Diamond Resorts Las Vegas Development, LLC
Diamond Resorts Management and Exchange Holding Company
Diamond Resorts Management, Inc.
Diamond Resorts Mortgage Holdings, LLC
Diamond Resorts Palm Springs Development, LLC
Diamond Resorts Poco Diablo Development, LLC
Diamond Resorts Poipu Development, LLC
Diamond Resorts Polo Development, LLC
Diamond Resorts Port Royal Development, LLC
Diamond Resorts Powhatan Development, LLC
Diamond Resorts Residual Assets Development, LLC
Diamond Resorts Residual Assets Finance, LLC

Diamond Resorts Residual Assets M&E, LLC
Diamond Resorts Ridge on Sedona Development, LLC
Diamond Resorts Ridge Pointe Development, LLC
Diamond Resorts San Luis Bay Development, LLC
Diamond Resorts Santa Fe Development, LLC
Diamond Resorts Scottsdale Development, LLC
Diamond Resorts Sedona Springs Development, LLC
Diamond Resorts Sedona Summit Development, LLC
Diamond Resorts St. Croix Development, LLC
Diamond Resorts Steamboat Development, LLC
Diamond Resorts Tahoe Beach & Ski Development, LLC
Diamond Resorts U.S. Collection Development, LLC
Diamond Resorts Villa Mirage Development, LLC
Diamond Resorts Villas of Sedona Development, LLC
Diamond Resorts West Maui Development, LLC
Foster Shores, LLC
George Acquisition Subsidiary, Inc.
Ginger Creek, LLC
Grand Escapes, LLC
International Timeshares Marketing, LLC
Lake Tahoe Resort Partners, LLC
Mazatlan Development Inc.
MMG Development Corp.
Poipu Resort Partners, L.P.
Resort Management International, Inc.
Resorts Development International, Inc.
Walsham Lake, LLC
West Maui Resort Partners, L.P.